EXHIBIT B

Disclosures in the September 28, 2008 Form 10-Q:

3.	ACCOUNTS AND OTHER RECEIVABLES

Accounts and other receivables consist of the following:
(in thousands)

	Three Months Ended

	September 28,	June 29,
	2008	2008

Billed shipments	$36,682	$40,105
Less allowance for doubtful accounts	318	252

Trade receivables, net	36,364	39,853
Other current receivables	226	925

Total	$36,590	$40,778

At September 28, 2008, the amounts due from the three largest accounts receivable debtors and the percentage of total accounts receivable represented by those amounts were $8.6 million (23%), $3.8 million (10%), and $3.1 million (8%).  This compares with $10.3 million (26%), $3.4 million (9%), and $2.9 million (7%) at June 29, 2008.

At September 28, 2008, the second largest accounts receivable debtor, with a balance of $3.8 million, includes $3.6 million, which is past due.  The Company is in discussions with this customer to develop a payment plan, the success of which is contingent on the customer raising additional capital. If the customer is able to raise additional equity, the Company anticipates that the receivables outstanding as of September 28, 2008 will be paid in full. If the customer is unable to raise additional equity, the Company may not collect the receivables, which could adversely affect the Company’s operations. As of September 28, 2008, the Company’s allowance for doubtful accounts includes $79,000 associated with this customer related to disputed invoices which have been outstanding for more than one year.  The Company’s allowance for doubtful accounts does not include any other amounts for this customer.

At June 29, 2008, other current receivables included an income tax receivable of $778,000.

4.	INVENTORIES

Inventories consist of the following:
(in thousands)

	September 28,	June 29,
	2008	2008

Raw materials	$46,952	$47,221
Work in progress	18,586	19,706

	$65,538	$66,927

For the three months ended September 28, 2008 and September 30, 2007, expense for obsolete or slow-moving inventory charged to income before taxes was $597,000 and $317,000, respectively.

The Company’s inventory balance at September 28, 2008 included $3.8 million related to a contract with a customer who has deferred its production schedule. The inventory value will be realizable if this customer is able to resume its production schedule which, in part, is contingent upon the customer’s ability to raise additional capital. If the customer is unable to resume its production schedule, the Company may not recover the full value of the inventory related to this customer. No provision was recorded for this inventory as of September 28, 2008.

Results of Operations - Three Months Ended September 28, 2008

Backlog
(in thousands)

		September 28,	June 29,
	Change	2008	2008

Backlog	$(2,928)	$218,365	$221,293

Approximately $62.9 million of the backlog at September 28, 2008 is scheduled to ship beyond the next 12 months pursuant to the shipment schedules contained in those contracts.  This compares with $48.4 million at June 29, 2008.

As of September 28, 2008, the Company’s backlog includes approximately $39.6 million relating to orders on a very light jet program.  Approximately $25.5 million of the backlog is scheduled to ship beyond the next 12 months. This program is discussed in more detail in Part II - Item 1A, “Risk Factors,” in the section related to customer concentration.

ITEM 1A.	Risk Factors

Our Annual Report on Form 10-K for the year ended June 28, 2008, includes “Risk Factors” under Item 1A of Part I. Except for the updated risk factors described below, there have been no material changes from the risk factors described in our Form 10-K. The information below updates, and should be read in conjunction with, the risk factors and information disclosed in our Form 10-K.

Because the Company’s customer base is concentrated, significant reduction in sales to any of the Company’s major customers or the loss of a major customer could have a material impact on the Company’s operations.
Although the Company believes its relationships with its large customers are good, there can be no assurance that the Company will retain any or all of its large customers or will be able to form new relationships with customers upon the loss of one or more of its existing customers. This risk may be further complicated by pricing pressures and intense competition prevalent in our industry.

As of September 28, 2008, the Company’s backlog included approximately $39.6 million relating to orders on a very light jet program with one customer. Based on current estimates, approximately $25.5 million of the backlog is scheduled to ship beyond the next 12 months.

As of September 28, 2008, the trade receivables due from this customer were $3.8 million, of which $3.6 million was past due. Included in inventory as of September 28, 2008 was $3.8 million related to this program.

At June 29, 2008, included in trade receivables was $3.4 million due from this customer, of which $1.1 million was past due. Included in inventory as of June 29, 2008 was $3.2 million related to this program.

In response to the past due receivables, the Company’s management is in discussions with the customer to develop a payment plan. The customer is currently attempting to raise additional equity to fund its operations, including satisfying obligations to suppliers. The Company does not expect to receive payment for the receivables prior to the customer raising additional equity. If the customer is able to raise additional equity, the Company anticipates that the receivables outstanding as of September 28, 2008 will be paid-in full. If the customer is unable to raise additional equity, the Company may not collect the receivables or recover the full value of inventory related to this program, which could adversely affect the Company’s operations. As of September 28, 2008, the Company’s allowance for doubtful accounts includes $79,000 associated with this customer related to disputed invoices which have been outstanding for more than one year.  The Company’s allowance for doubtful accounts does not include any other amounts for this customer.

The customer has also notified the Company of a significant delay in the customer’s production schedule.  The Company anticipates that shipments to this customer will be minimal in the first half of fiscal year 2009, as compared to shipments of $4.7 million in the first half of fiscal 2008. Based on schedules received from the customer, the Company anticipates that shipments will resume to previous levels in the second half of fiscal year 2009.